Filed pursuant to Rule 433

Registration Statement No. 333-132868

September 25, 2006

Zions Bancorporation

Floating Rate Senior Notes due 2008

Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Floating Rate Senior Unsecured Notes due September 15, 2008 (the “Notes”)

CUSIP:	989701 AS6

Principal Amount:	$145,000,000

Public Offering Price:	100.00%

Initial Settlement Date:	September 28, 2006

Coupon:	Three-month LIBOR plus 12 bps, reset quarterly

Interest Payment Dates:	Interest will be paid quarterly on March 15, June 15, September 15 and December 15, commencing December 15, 2006

Maturity:	September 15, 2008

Optional Redemption:	Not callable

Use of Proceeds:	We will apply the net proceeds from the sale of the Senior Notes towards retiring the following Subordinated Notes and Trust Preferred Securities:

$98,425,000 Subordinated Notes due 10/15/2011 (Callable 10/15/2006), $170,000,000 8.536% Trust Preferred Securities due 12/15/2026 (Callable 12/15/2006).

Pending such use, we may temporarily invest net proceeds.

Exchange Listing:	The Notes will not be listed on any national securities exchange

Denomination:	$1,000 and integral multiples thereof

Book-Entry System:

The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Series:

The Notes will be a separate series of debt securities under the Indenture, initially limited to $145,000,000 aggregate principal amount. We may, however, re-open this series of notes, and issue additional Notes of this series under the Indenture in the future.

Ratings:	A3 (Moody’s); BBB+ (Standard & Poor’s); A (low) (DBRS); and A- (Fitch)

Placement Agent:	Zions Direct, Inc.

Placement Agent Fee:	0.10%

Trustee:	J.P. Morgan Trust Company, N.A.

Issuing / Paying Agent:	Zions First National Bank

This Term Sheet contains selected information about the Notes subject to further description in the Prospectus and Prospectus Supplement.  The Notes offered by Zions Direct: are not deposits, obligations of or guaranteed by a bank; are not insured by the FDIC; and are subject to investment risk (principal fluctuations), including the possible loss of the principal invested.

Zions Direct, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, or a representative, will arrange to send you the prospectus if you request it by calling toll free (800) 524-8875.